MICROMEM TECHNOLOGIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE FISCAL YEAR ENDED OCTOBER 31, 2005

This Management's Discussion and Analysis has been prepared to provide a more substantive discussion on the business of Micromem Technologies Inc. (hereinafter referred to as "Micromem", the "Company", "we", "us" or "our") and to assist in analyzing the consolidated financial statements for the fiscal year ended October 31, 2005.

I. OVERVIEW

1.  Technology:

We are a development stage company that currently operates in a single segment as a developer of non-volatile magnetic memory technology (the "Technology"), Non-volatile memory implies the ability to retain information after power has been shut off. Our Technology is based on our ability to use magnetic materials in combination with a sensor to record a state of magnetization.

We hired Dr. Cynthia Kuper in January 2005 as Chief Technology Officer to coordinate and oversee all of our research and development efforts, to manage the development of our patents and intellectual property and to initiate discussions with potential joint development partners in the industry.

We have conducted our research in conjunction with several research collaboration partners under formal agreements. These partners include Materials and Manufacturing Ontario ("MMO") and Communications and Information Technology Ontario ("CITO") (collectively referred to herein as the Ontario Centres of Excellence ("OCE")) and the University of Toronto.

In June 2005, we signed a new license agreement ("the License Agreement") with the University of Toronto and the OCE whereby;

  OCE released us and the UofT from the commercialization obligations set forth is all prior research collaboration agreements.

  We acquired exclusive worldwide rights to the Technology and Developed Technology and Patent Rights (as those terms are defined in the License Agreement) related to the MRAM technology developed at the UofT.

  We have agreed to royalties and payments as follows:

1.1 In consideration for the rights and licenses granted, we shall pay to the UofT:

  4% of Net Sales until such time as the UofT has received from the Company an aggregate amount of CDN $500,000,

  1% of Net Sales thereafter.

1.2 If we sublicense any rights granted herein to any non-affiliate:

  In combination or association with the Micromem Intellectual Property, the UofT shall receive 10% of any Net Fees and/or Net Royalties that shall be received by us in respect of any licenses involving both the rights granted herein and such Micromem Intellectual Property;

  For all other sublicenses of the rights granted herein to a non-affiliate, the UofT shall receive 20% of any Net Fees and/or Net Royalties that shall be received by us in respect of such sublicenses; and

  Net Fees and/or Net Royalties shall be paid to the UofT until such time as it has received an aggregate amount of CDN $500,000; thereafter we shall pay half of the amounts set forth in 1.2 (a) or (b) as is applicable.

1.3 At any point after which we have paid the UofT CDN $500,000, we may at our option buy out the obligation to pay royalties hereunder by paying to the UofT a single lump sum payment equaling the greater of CDN $500,000 and an amount equal to the total amount of royalties paid by us to the UofT in the proceeding twenty-four months. We shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time our obligation to pay royalties under Section 1.1. or 1.2 shall be waived by the UofT.

As a condition to entering the License Agreement, we have agreed that we will enter into a further Research Agreement with a funding commitment of no less than CDN $500,000 to continue the further research and development of the Inventions and Micromem Intellectual Property. In August 2005, we made an initial payment of $250,000 and, subsequent to October 31, 2005, we made the second payment of $250,000 under the terms of this further Research Agreement.

We believe that there are substantial market opportunities available to commercialize our Technology in conjunction with strategic partners, and we are currently pursuing such opportunities. We plan to complete our research initiatives and enter into agreements with strategic partners so as to commercialize our Technology under licensing and other arrangements.

2. Operations:

We have a small full-time staff compliment of 7 people including the President, Chief Technology Officer and Chief Financial Officer. The bulk of the research being completed is through our research partners as described above.

Our activities over the past several years have been aimed at pursuing our research initiatives and to continue to raise financing in order to support these initiatives.

3. Financial:

The Management Discussion and Analysis of financial condition and results of operations for the years ended October 31, 1999-2004 have previously been released and should be read in conjunction with the consolidated financial statements and related notes in this report.

Our current status is as follows:

  We successfully raised approximately $2.3 million of funding in 2005.

  We report current and cumulative losses that are substantial. We had a working capital deficiency of $74,831 at October 31, 2005 (however approximately $630,000 of the total of $836,000 of accounts payable and accrued liabilities reported at October 31, 2005 are deferred obligations which will not be discharged until we have adequate funding to discharge such obligations). We continue to raise capital in order to fund our operations.

  We reported nil capital assets as of October 31, 2005 and have no current commitments to acquire additional capital assets.

  We have contingent obligations with respect to potential royalty payments and with respect to our license agreements.

4. Compliance Matters:

We have limited personnel and historically have identified weaknesses in our internal control and reporting procedures.

In August 2004, we hired Dan Amadori as Chief Financial Officer to assume primary responsibility for all compliance and regulatory matters.

During the current fiscal year, we have added new accounting personnel and have arranged for an independent review of our internal accounting procedures and controls by an independent firm of Chartered Accountants, These recommendations are being implemented over the 2006 fiscal year so that we will be fully compliant with all of the requirements of the Sarbanes-Oxley legislation.

We are currently in full compliance with all financial reporting requirements. We have engaged the services of an independent firm of Chartered Accountants to complete our income tax return filings in both Canadian and U.S. jurisdictions.

5. Accounting Policies:

Our financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in our case, conform in all material respects to generally accepted accounting principles in the United States.

6. Key Variables:

In order for us to be successful in future, to develop licensing agreements and to realize profitable operations, we must successfully complete our research initiatives, identify strategic partners and enter into licensing agreements with such partners. We must continue to raise the required level of capital in order to support these initiatives.

II. GOING CONCERN

The consolidated financial statements have been prepared on the "going concern" basis, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

The consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

We have incurred substantial losses to date. It will be necessary for us to raise additional funds in order to continue to develop, test and commercially explore our Technologies. There is no certainty that such financing will be available in the future.

Our ability to continue as a going concern is dependent upon completing the development of our technology for particular applications, successfully bringing our technology to market, achieving profitable operations and obtaining additional financing. The outcome of these matters cannot be predicted at this time.

III. OPERATING RESULTS AND FINANCIAL POSITION

Table 1 sets forth selected information from the consolidated statements of operations and deficit for the fiscal years ending October 31, 2000-2005. Table 2 sets forth selected information from the consolidated balance sheets for the fiscal years ending October 31, 2000-2005.

Fiscal 2005 Compared to Fiscal 2004:

In fiscal 2005, we established certain goals and milestones relating to our technology. This included further development and optimization of our 1 bit prototype device and initial work on the development of an array. Additionally we set the objective of initiating discussions with potential joint development partners. Finally we set the objectives of consolidating our patent position and improving our financial reporting capabilities and internal controls.

In February 2005 we began the renegotiation of our license agreement with the UofT and the OCE and in June 2005 signed the new license agreement, as outlined in Section 1.1 above.

We expanded our patent portfolio with 6 new filings in 2005.

We continue to work with our research partners and have successfully developed prototype applications which we hope to commercialize in future. We now are pursing potential joint development agreements with industry partners.

We hired additional accounting staff and retained a firm of Chartered Accountants to conduct an independent review of internal control and reporting procedures. The report has been tabled and we are implementing the recommendations provided in the report.

To accommodate this activity and additional expense, we successfully raised approximately $2.3 million of additional capital in 2005.

We had no operating revenues in either year. The only income reported in 2005 was interest income of $8,703 (2004: $4,746).

Operating costs and expenses increased from $2,319}044 in 2004 to $4,044,186 in 2005, the significant changes included:

  Administrative costs increased from $157,854 to $320,383, an increase of $162,529. In 2005, we reported higher expenses relating to shareholder communications and meetings and absorbed a higher proportion of common costs (rent, telephone, office expenses) which costs are shared with related entities.

  Professional, management and consulting fees increased from $271,351 in 2004 to $1,303,662 in 2005 principally as a result of:

i. $150,000 of deferred compensation expense relating to our Chairman (2004: nil).

ii. Compensation of senior officers totaled $354,000 (including $200,000 of deferred compensation) in 2005 (2004: $120,000 current and nil deferred compensation - in 2004, we hired a CFO in mid-year).

iii. Compensation of our Chief Technology Officer hired on a full-time basis as of January 2005; total compensation in 2005 was $230,000 (2004: $40,000).

iv. Legal fees in 2005 pertaining to intellectual property related matters totaled $202,000 (2004: $40,000).

v. Other legal fees totaled $105,000 in 2005 (2004: $80,000).

vi. Audit related expenses and accounting fees pertaining to the financing/registration statement and the internal control review and evaluation completed in 2005 totaled $200,000 (2004: $80,000),

  Wages and salaries have increased from $31,563 in 2004 to $152,628 in 2005. We added one accounting personnel and absorbed more of the salary costs shared amongst related entities in 2005.

  Travel and entertainment costs increased from $77,616 in 2004 to $169,737 in 2005. The increase in costs relates primarily to significantly higher travel costs associated with the newly hired Chief Technology Officer in 2005.

  Stock compensation expense was $1,721,742 in 2005 (2004: $1,379,970). We adopted fair value accounting for stock options issued in 2005 using the Black Scholes option pricing model; and accordingly restated the prior year financial statements to reflect this change.

We reported a net loss of $4,035,483, or $0.06 per share, in 2005 (2004: net loss of $2,314,298, or $0.04 per share).

Fiscal 2004 Compared to Fiscal 2003:

In both 2004 and 2003 we continued to develop our memory technology. We signed Research Collaboration Agreements with MMO in 2002-2003 and with CITO, the UofT and Dr. Harry Ruda in 2002. We entered into an Infrastructure Agreement with the UofT in 2002. In 2004, we continued these business relationships and met our requirements under the terms of these agreements.

In 2004, the research milestones that were contemplated in these agreements were met on the timetable originally contemplated. In August 2004, we filed a provisional patent with respect to certain of these initiatives. Additionally, we entered into negotiations with Dr. Cynthia Kuper to serve as our Chief Technology Officer. Dr. Kuper joined us in this capacity subsequent to October 31, 2004.

We had no operating revenues in either year. The only income reported in 2004 was interest income of $4,746, as compared to $20,121 in 2003.

Operating Costs and Expenses increased from $1,767,965 in 2003 to $2,319,044 in 2004, The significant differences included:

  A decrease in wages and salaries expense from $112,437 in 2003 to $31,563 in 2004. In 2004, we recovered more of the salary costs we incurred for our employees from other related companies.

  Included in professional fees, as reported, are management and consulting fee payments made to various companies whose shareholders serve as our officers and directors. Such payments totaled $72,000 in 2004, as compared to $201,000 in 2003.

  Research and development costs decreased from $490,914 in 2003 to $378,410 in 2004. The costs associated with the various research initiatives were lower in 2004. Included in the expense reported in 2004 is a provision of $143,000, as compared to $107,000 in 2003, which expense relates to a research program which was terminated in 2002.

  Travel and entertainment costs increased to $77,616 in 2003. We incurred more travel expenses, primarily to US destinations, in pursuit of additional financing and to further our future research initiatives.

  In 2003, we wrote down the remaining balance of $299,820 we reported in patent and trademark costs. This expense was non-recurring in 2004.

  Amortization expense on capital assets and patents and trademarks totaled $5,410 in 2004 versus $36,921 in 2003. We donated $58,302 of capital assets to the University of Toronto in 2003 leaving only nominal capital assets reported in 2004 on our books resulting in this lower amortization expense in 2004.

We reported a net loss of $2,314,298 for 2004, or $0.04 per share, as compared to a net loss of $1,767,965, or $0.04 per share, in 2003.

IV. UNAUDITED QUARTERLY FINANCIAL INFORMATION

Table 3 presents certain quarterly information for the 2004-2005 fiscal years.

V. LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Table 4 provides a summary of the financing raised by us in the 2004 and 2005 fiscal years.

We currently have no cash flow from operations and will have none until we are in a position to either license or directly produce and sell products utilizing our memory technologies. As at October 31, 2005, our net working capital position was ($74,831). This amount reflects $630,000 of accrued liabilities which are our deferred obligations and which will not be discharged until we have the funds to do so. For the same period last year, we had net working capital of $34,685. We must obtain financing to continue funding future research and development. We continue to pursue equity sources of financing to meet our working capital requirements.

We currently have no lines of credit in place and must obtain equity financing from investors and from investors who hold outstanding options and warrants in order to meet our cash flow needs until we generate revenues.

We have granted to our directors, officers and other employees options to purchase shares at prices that are at or above market price on the date of grant. A summary of the outstanding options and warrants are provided in Table 5.

Capital Resources

We have no material commitments for capital expenditures as of October 31, 2005 and 2004.

In March 2001, the Company and our wholly owned subsidiary, Pageant International ("Pageant"), completed the Asset Purchase Agreement with Estancia Limited ("Estancia") and Richard Lineau ("Lineau") to purchase the remaining interests in the patents which we did not own and the related royalties owned by these parties. The total consideration payable in respect of the purchased assets under the Asset Purchase Agreement was $50 million in the form of cash and shares. Of this amount, $10 million was paid at closing through a cash payment of $2.0 million and the issuance by us of 2,007,831 common shares without par value, (the "Common Shares") valued at $3.98 per share. The balance of $40 million was payable in two equal amounts of $20 million each upon achievement of certain stipulated milestones provided that a minimum of 50% of each $20 million payment would be in the form of Common Shares. None of the stipulated milestones were subsequently met and therefore no amounts were paid toward the balance of the $40 million purchase price. As no further payments toward the purchase price were made to Estancia under the Asset Purchase Agreement as of the deadline of March 9, 2004, Pageant is deemed to have conveyed back to Estancia the prorata portion of the assets originally acquired.

VI. CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management's discussion of the Company's critical accounting policies and estimates set forth below.

Our financial statements are prepared in conformity with Canadian generally accepted accounting principles, which require our management to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Accounts recorded in foreign currency have been converted to United States dollars as follows:
  Current Assets and Current Liabilities at the prevailing exchange rates at the end of the year;

  Other Assets at historical rates;

  Revenues and expenses are translated at the average monthly exchange rate which rate approximates the rate of exchange prevailing at the transaction dates; and

  Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Until October 31, 2004, for all awards of employee stock-based compensation granted after January 1, 2002, we recognized employee stock-based compensation costs under the intrinsic value-based method and provided proforma disclosure of the impact on net income and earnings per share as if the fair value-based method has been applied. Effective November 1, 2004, we have adopted the fair value method of accounting for employee stock-based compensation costs. Accordingly the financial statements at October 31, 2004 has been restated for the effect of the stock-based compensation costs that we had incurred to that date, which expense previously was disclosed on a proforma basis. The stock-based compensation expense for options granted during the fiscal year ending October 31, 2005 has been reflected as an expense in the consolidated statement of operations.

We are a development stage company. Research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP.

VII. COMMITMENTS AND CONTINGENCIES:

Refer to the commentary included in the Section I.I on Technology which outlines our current initiatives and obligations.

  Technology development agreement:

On March 14, 2001, our subsidiary, Pageant, entered into a three-year technology development agreement with Estancia and Lienau to continue the development of the Technology. Under the terms of the agreement, Pageant committed to pay

Estancia $215,000 per year, payable on a monthly basis in arrears, and committed to incur expenditures in connection with the development expenses of up to a maximum of $500,000 per agreement year.

On April 23, 2002, the technology development agreement was amended to extend its term for an additional eight-month period through November 2004. The go-forward payments were renegotiated as $62,707 between May through October 2002, $197,086 during fiscal 2003 and $143,330 during fiscal 2004.

The development efforts under this agreement ceased in July 2002. We reported approximately $287,000 in accounts payable and accrued liabilities with respect to this agreement as of October 31, 2005, as compared to $287,000 at October 31, 2004.

Certain interests under the agreement with Estancia reverted to Estancia on March 9, 2004. On this basis, to the extent that revenues are generated by us relating directly and specifically to the VENRAM Patents, we are obligated to pay Estancia 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

  Operating leases:

We have operating lease commitments which expire in 2010 with respect to our head office. The future minimum annual lease payments are approximately as follows:

2006-2010 (annually)	$98,400
  Legal matters:

In the normal course of business, Micromem and its subsidiaries are involved in various legal actions. In management's opinion, the ultimate disposition of these actions, individually or in aggregate, will not have a material adverse effect on our financial condition.

We have agreed to indemnify our directors and officers and certain of our employees in accordance with our by-laws. We maintain insurance policies that may provide coverage against certain claims.

  Royalties:

Refer to the commentary in Section 1.1 which outlined our obligations under the terms of the License Agreement signed in June 2005.

  Contracts:

In January 2005, we entered into an employment contract with Dr. Cynthia Kuper for her services as our Chief Technology Officer. The agreement extends for 2 years with a cancellation clause which can be executed by us at any time with 4 months notice provided. The base remuneration stipulated in the contract is $260,000 per year. We have granted the Chief Technology Officer 100,000 options to purchase Common Shares exercisable at $0.68 per share which expire in January 2007, and 300,000 options to purchase Common Shares exercisable at $0.80 per share which expire 45 days after the end of the above-noted employment agreement.

On May 29, 2005, we entered into a new employment agreement with our Chairman of the Board of Directors, Salvatore Fuda (the "Chairman"), for a period from January 1, 2005 through September 30, 2009. Under the terms of the agreement, the Chairman has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as at December 31, 2005 subject to a minimum annual compensation amount of $150,000. At our option we can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares.

VIII. SUBSEQUENT EVENTS:

The following significant subsequent events occurred after October 31, 2005;

  In December 2005, we revised the terms of the unit private placements completed during fiscal 2005. In each case the unit was revised to consist of one common share, one Series A warrant expiring on June 30, 2006 and one Series B warrant expiring on December 31, 2006. The remaining terms of the Series A and Series B warrants were unchanged.

  In November 2005, we granted 50,000 options to purchase common shares to an employee at an exercise price of $0.72 per share. These options expire in November 2009 if unexercised. We also granted 300,000 options to purchase common shares to a new director at an exercise price of $0.60 per share. These options expire in December 2010 if unexercised.

  In January 2006 the company granted 100,000 options to the Chief Technology Officer at an exercise price of .68¢ per share. These options expire in January 2007 if unexercised.

  In January 2006 a director exercised 150,000 options at aprice of .30¢ per share and the Company realized $45,000 of subscription proceeds.

  In February 2006, a director exercised 400,000 options at a price of .30¢ per share and the Company realized $120,000 of subscription proceeds.

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Table 1

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2005

Selected statement of Operations and Deficit information (all amounts in United States dollars)

Fiscal year	Interest and		Loss per share
ending October 31,	other Income	Net Loss	(basic and fully diluted)

2005	8,703	(4,035,483)	(.060)

2004	4,746	(2,314,298)	(.043)

2003	20,121	(1,767,965)	(.038)

2002	165,892	(14,585,515)	(.300)

2001	185,590	(9,187,377)	(.210)

2000	140,231	(16,940,613)	(.443)

Table 2

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2005

Selected Balance Sheet Information (all amounts in United States dollars)

					Shareholders equity
Fiscal year ending	Working capital	Capital assets	Other Assets	Total Assets	(deficit)
October 31,	(deficiency)	at NBV

2005	(74,831)	.	-	728,375	(74,831)

2004	34,685	2,925	-	474,234	37,610

2003	100,670	3,768	.	350,138	104,438

2002	1 ,368,589	98,654	307,698	1 ,583,422	1,391,903

2001	3,455,108	336,839	10,332,971	14,454,470	14,124,918

2000	1,076,127	31,125	227,523	2,219,987	1,684,775

Table 3

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2005

Unaudited quarterly financial information (all amounts in United States dollars)

Quarter ending	Revenues	Loss for the quarter	Loss/share
			Basic and fully diluted

October 31,2004	117	429,289	0.01

July 31, 2004	450	1,621,839	0.03

April 30, 2004	3,658	70,876	0.00

January 31, 2004	521	192,294	0.00

	4,746	2,314,298	0.04

October 31, 2005	7,070	(1,380,802)	0.03

July 31, 2005	1,043	(1,726,931)	0.03

April 30, 2005	301	(474,227)	0.01

January 31, 2005	289	(453,523)	0.01

	8,703	(4,035,483)	0.08

Table 4

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2005

Financing raised by the Company in the fiscal years ending October 31, 2004-2005

Date of financing		2004			2005

	Shares	Price/share	$	Shares	Price/share	$

Private placement
December 2004				1,028,334	0.60	617,000
March 2005				1,300,000	0.65	845,000
March 2005				14,000	0.75	10,500

Private placements
December 2003	500,000	0.08	40,000
December 2003	300,000	0.11	33,000

Exercise of warrants
Aug-Oct 2004	2,031,250	0.08	162,500	2,031,250	0.08	162,500
June-Sept2004	1,000,000	0.08	80,000
October 2004	200,000	0.11	22,000	400,000	0.11	44,000

Exercise of options	5,300,000	0.10	530,000	1,820,000	0.30	553,600
	9,331,250		867,500	6,593,584		2,232,600

Table 5

Micromem Technologies Inc
Management Discussion and Analysis
October 31, 2005

Outstanding options

Number of options (2)	Strike price	Expiry date

100,000	0.68	(1) 12/31/2005
300,000	0.80	2/22/2007
100,000	0.91	6/17/2009
5,350,000	0.30	7/18/2009
1,800,000	0.65	6/16/2009
2,500,000	0.72	5/27/2010
9,650,000	0.50	(average)

(1) expired at 12/31/2005
(2) 450,000 additional options issued since October 31, 2005

Outstanding Warrants

1,028,344	0.60	6/30/2006
1,028,344	0.60	12/31/2006
1,300,000	0.65	6/30/2006
1,300,000	0.65	12/31/2006
14,000	0.75	6/30/2006
14,000	0.75	12/31/2006
1,000,000	0.70	6/8/2006
800,000	0.70	12/31/2006
6,484,688	0.65	(average)